ANGKASA MARKETING BERHAD (41515-D)
A Member of The Lion Group

02042370

4 June 2002

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

SUPPL

Dear Sirs,

Re : Exemption No. 82-3319
Issuer : Angkasa Marketing Berhad

We enclose herewith a copy of the General Announcement dated 3 June 2002, Re: Angkasa Marketing Berhad - Announcement pursuant to Paragraph 8.14 of the Listing Requirements and Paragraph 4.1(b) of Practice Note 4/2001 issued by the Kuala Lumpur Stock Exchange ("KLSE") for filing pursuant to exemption No. 82-3319 granted to Angkasa Marketing Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any questions.

Yours faithfully
ANGKASA MARKETING BERHAD

WONG PHOOI LIN
Secretary

dlw 7/5

cc Ms Jennifer Monaco - The Bank of New York
620 Avenue of the Americas
6th Floor New York
NY 10011

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155/21613166 Telefax: (603) 2164...

Form Version 2.0
General Announcement
Ownership transfer to **ANGKASA/EDMS/KLSE** on **03-06-2002 05:15:18 PM**
Reference No **AA-020603-2D4C4**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**ANGKASA MARKETING BERHAD**
* Stock name	:	**ANGKASA**
* Stock code	:	**5061**
* Contact person	:	**Tham Tuck Chuen**
* Designation	:	**Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
ANGKASA MARKETING BERHAD
Announcement pursuant to Paragraph 8.14 of the Listing Requirements and Paragraph 4.1(b) of Practice Note 4/2001 issued by the Kuala Lumpur Stock Exchange ("KLSE")

* **Contents :-**

In accordance with Paragraph 4.1(b) of Practice Note 4/2001 ("PN4") and Paragraph 8.14 of the Listing Requirements of the KLSE, the Directors of Angkasa Marketing Berhad hereby announce that as at the date hereof :

1) the proposed group wide restructuring scheme announced on 5 July 2000, 8 October 2001 and 26 March 2002 ("Proposed GWRS") is still in progress;

2) as announced on 9 May 2002, the Foreign Investment Committee and Ministry of International Trade and Industry have approved the relevant proposals within the Proposed GWRS requiring their approvals. The relevant proposals within the Proposed GWRS that require the approval of the Controller of Foreign Exchange, Bank Negara Malaysia have also been approved; and

3) the Company has obtained the relevant orders from the High Court of Malaya to convene the following meetings to approve the Proposed GWRS pursuant to Section 176(1) of the Companies Act, 1965 :

   a) Financial institution creditors'/members' meetings before 1 October 2002; and
   b) Non-financial institution creditors' meetings before 2 November 2002.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

ANGKASA MARKETING BERHAD (41515-D)

Secretary

03 JUN 2002

ANGKASA MARKETING BERHAD (41515-D)
A Member of The Lion Group

31 May 2002

RECD S.E.C.
JUN 27 2002
1086

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3319
Issuer : Angkasa Marketing Berhad

We enclose herewith a copy of the announcement dated 30 May 2002, Re: Proposed Change of Company Name for filing pursuant to exemption No. 82-3319 granted to Angkasa Marketing Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any questions.

Yours faithfully
ANGKASA MARKETING BERHAD

WONG PHOOI LIN
Secretary

cc Ms Jennifer Monaco - The Bank of New York
620 Avenue of the Americas
6th Floor New York
NY 10011

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155/21613166 Telefax: (603) 21641036

Form Version 2.0

Proposed Change of Company Name

Ownership transfer to ANGKASA on 30-05-2002 05:28:02 PM
Reference No AA-020530-4003D

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	ANGKASA MARKETING BERHAD
* Stock name	:	ANGKASA
* Stock code	:	5061
* Contact person	:	Wong Phooi Lin
* Designation	:	Secretary

RECD S.E.C.
JUN 27 2002
1086

* Proposed company name : SILVERSTONE CORPORATION BERHAD

Remarks : The Board of Directors of Angkasa Marketing Berhad wishes to announce that the Company proposes to change its name to "Silverstone Corporation Berhad" ("Proposed Change of Name").

The Company, together with Amsteel Corporation Berhad, Lion Land Berhad and Lion Corporation Berhad are undertaking a restructuring exercise under the Lion Group's proposed group wide restructuring scheme ("Proposed GWRS") which entails various corporate proposals and debt restructuring exercises. Pursuant to the Proposed GWRS, Silverstone Berhad shall become a subsidiary of the Company and the Company shall focus its business in tyres and automotive.

The Proposed Change of Name is to better reflect the activities of the Group.

The proposed name "Silverstone Corporation Berhad" was approved by the Companies Commission of Malaysia ("CCM") on 24 May 2002. The Proposed Change of Name is subject to the approval of the shareholders of the Company at an Extraordinary General Meeting to be convened.

The Proposed Change of Name will be effective from the date of issuance of the Certificate of Incorporation on Change of Name by the CCM.

ANGKASA MARKETING BERHAD (41515-D)

Secretary

30 MAY 2002

ANGKASA MARKETING BERHAD (41515-D)
A Member of The Lion Group

2 May 2002

RECEIVED
JUN 27 2002
SECURITIES & EXCHANGE COMMISSION
OFFICE OF INVESTOR
EDUCATION & ASSISTANCE

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

RECD S.E.C.
JUN 27 2002
1086

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3319
Issuer : Angkasa Marketing Berhad

We enclose herewith a copy of the General Announcement dated 30 April 2002, Re: Angkasa Marketing Berhad - Proposed disposal by AMB Venture Sdn. Bhd. ("AMBV") of 25,000,000 ordinary shares of RM1.00 each in Angkasa Transport Equipment Sdn. Bhd. ("ATE"), representing a 90.81% equity interest in the enlarged share capital of ATE to Lion Asiapac Limited ("LAP") ("Proposed Disposal") for filing pursuant to exemption No. 82-3319 granted to Angkasa Marketing Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any questions.

Yours faithfully
ANGKASA MARKETING BERHAD

WONG PHOOI LIN
Secretary

cc Ms Jennifer Monaco - The Bank of New York
620 Avenue of the Americas
6th Floor New York
NY 10011

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155/21613166 Telefax: (603) 21641036

Form Version 2.0

General Announcement

Ownership transfer to ANGKASA/EDMS/KLSE on 30-04-2002 05:16:11 PM
Reference No AA-020430-2EA60

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**ANGKASA MARKETING BERHAD**
* Stock name	:	**ANGKASA**
* Stock code	:	**5061**
* Contact person	:	**Wong Phooi Lin**
* Designation	:	**Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

ANGKASA MARKETING BERHAD
Proposed disposal by AMB Venture Sdn. Bhd. ("AMBV") of 25,000,000 ordinary shares of RM1.00 each in Angkasa Transport Equipment Sdn. Bhd. ("ATE"), representing a 90.81% equity interest in the enlarged share capital of ATE to Lion Asiapac Limited ("LAP") ("Proposed Disposal")

* **Contents :-**

The Board of Directors of Angkasa Marketing Berhad ("AMB") refers to the announcements made on 11 November 2000, 9 January 2001, 27 February 2001, 18 May 2001, 1 October 2001, 20 November 2001, 28 December 2001, 9 January 2002 and 22 February 2002 by AMB and/or its adviser, RHB Sakura Merchant Bankers Berhad ("Said Announcements") in respect of the above matter and wishes to inform that AMBV and LAP have agreed to extend the period for the fulfilment of the conditions precedent from 30 April 2002 to 31 July 2002.

As at the date of this announcement, the following conditions precedent for the Proposed Disposal are still outstanding:

1. the approval of the Foreign Investment Committee;
2. the approval of the Securities Commission;
3. completion of the Proposed Internal Restructuring of ATE and Proposed Subscription (as more particularly set out in the Said Announcements);
4. the approval of the shareholders of AMB and LAP at their respective extraordinary general meetings to be convened for the Proposed Disposal;
5. the approval of the Singapore Exchange Securities Trading Limited for the Proposed Disposal and the listing of and quotation for the new LAP shares to be issued pursuant to the Proposed Disposal;
6. a waiver of the Securities Industry Council of Singapore to AMBV and parties acting in concert with it from the requirement to undertake a mandatory general offer on the shares not already held by them in LAP;
7. LAP being satisfied with the findings of the legal due diligence review on the ATE group;
8. the approvals of the Provincial Commission on Foreign Trade and Economic Cooperation of the People's Republic of China ("PRC") for certain aspect of the Proposed Internal Restructuring of

ANGKASA MARKETING BERHAD (41515-D)

Secretary

30 APR 2002

ATE; and

9. the consent or approval of any relevant governmental authorities and other relevant regulatory bodies in Malaysia, Singapore and the PRC.

AMB will inform the Exchange of any further developments in respect of the Proposed Disposal.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

ANGKASA MARKETING BERHAD (41515-D)

....
Secretary

30 APR 2002